Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Years Ended December 31,
	Six Months Ended June 30, 2012	2011	2010	2009	2008	2007
Income before income taxes	$3,578	$4,282	$3,711	$2,184	$2,391	$3,743
Adjustment for companies accounted for by the equity method	(9)	(72)	(74)	(50)	6	218
Less: Capitalized interest	(19)	(46)	(38)	(47)	(49)	(45)
Add: Amortization of capitalized interest	19	36	35	37	37	34
	3,569	4,200	3,634	2,124	2,385	3,950
Fixed charges:
Interest and debt expense	231	447	590	408	376	430
Capitalized interest	19	46	38	47	49	45
Rental expense representative of interest factor	51	103	89	101	107	107
	301	596	717	556	532	582
Total adjusted earnings available for payment of fixed charges	$3,870	$4,796	$4,351	$2,680	$2,917	$4,532
Number of times fixed charges earned	12.9	8.0	6.1	4.8	5.5	7.8